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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*

                      COTTON VALLEY RESOURCES CORPORATION
--------------------------------------------------------------------------------
                               (NAME OF ISSUER)

                                  Common Stock
--------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)

                                  221905-10-2
--------------------------------------------------------------------------------
                                (CUSIP NUMBER)

John M. Liviakis, 2420 "K" St., Suite 220, Sacramento, CA  95816 (916) 448-6084
--------------------------------------------------------------------------------
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 April 1, 1997
--------------------------------------------------------------------------------
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 221905-10-2           SCHEDULE 13D   Page     2    of     6     Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          Liviakis Financial Communications, Inc.  68-0311399
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          OO, AF, WC
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          United States (California)
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    2,112,000
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     0
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   2,112,000
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               0
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          2,112,000
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          17.8%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
          CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 221905-10-2           SCHEDULE 13D   Page     3    of     6     Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          Robert B. Prag    ###-##-####
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          PF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          United States
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    125,000
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     0
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   125,000
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               0
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          125,000
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          1.1%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Pursuant to a Consulting Agreement (the "Consulting Agreement") effective as of November 7, 1996 by and between the Corporation and Liviakis Financial Communications, Inc. ("LFC"), the Corporation agreed to issued to LFC an aggregate of 1,490,000 shares of the Corporation's Common Stock, of which 1,250,000 had been issued and an additional 100,000 were issuable within sixty days of the filing of the Schedule 13D on February 21, 1997. Those 100,000 shares of Common Stock have since been issued pursuant to the Consulting Agreement. A further 140,000 shares of Common Stock are issuable by the Corporation to LFC pursuant to the Consulting Agreement within sixty days of the date hereof.

            The Consulting Agreement also (i) granted LFC the right, which LFC had exercised in its entirety prior to the filing of the Schedule 13D on February 21, 1997, to purchase 375,000 units ("Units"), each consisting of one share of the Corporation's Common Stock and one stock purchase warrant (a "Warrant"), entitling the holder thereof to acquire one share of the Corporation's Common Stock at an exercise price of One Dollar and Ten Cents Canadian (CDN$1.10) during the period commencing on January 2, 1998 and terminating on November 7, 2001, and (ii) granted Robert B. Prag ("RBP") the right to purchase 125,000 Units, of which he had purchased 91,000 Units as of February 21, 1997 and had on that date the right to purchase an additional 34,000 Units, which RBP has since exercised.

            Under the Consulting Agreement, LFC has performed and is to perform certain investor communications, financial and investor public relations, corporate finance and related services for the Corporation. A copy of the Consulting Agreement is attached to the Schedule 13D as Exhibit "1", and a copy of the form of certificate representing Warrants is attached thereto as Exhibit "2".

            Since the filing of the Schedule 13D on February 21, 1997, LFC has purchased 112,000 shares of the Corporation's Common Stock in open market transactions, bringing the aggregate number of shares so acquired to 247,000.

            This Amended Schedule 13D is being filed to report 1,972,000 shares of the Corporation's Common Stock owned by LFC, 140,000 shares of the Corporation's Common Stock which LFC has the right to acquire within the next sixty days, and 125,000 shares of the Corporation's Common Stock owned by RBP.

            In addition, LFC holds 375,000 Warrants and RBP holds 125,000 Warrants, which may not be exercised prior to January 2, 1998.

            Of the 1,972,000 shares of Common Stock owned by LFC, 1,350,000 were received in consideration of services rendered, and the 140,000 shares of Common Stock which LFC has the right to acquire within the next sixty days will be acquired in consideration of services rendered. LFC acquired 375,000 shares of Common Stock through the purchase of 375,000 Units at a cost of $281,250. LFC also acquired an aggregate of 247,000 shares of Common Stock through open market purchases in the over-the-counter market for aggregate consideration of $496,225, or an average of $2.01 per share. The source of funds used in purchasing the Units and making the open market purchases of 135,000 shares of Common Stock for aggregate consideration of $253,275 was advances by John M. Liviakis to LFC on an open account basis, payable on demand. The source of funds for the balance of the open market purchases was LFC's working capital.

            The 125,000 shares of Common Stock owned by RBP were acquired through the purchase of 125,000 Units at a cost of $93,750. The source of funds used in purchasing the Units was RBP's personal funds.

5.          INTEREST IN SECURITIES OF THE ISSUER.

            LFC has the sole power to direct the vote or disposition of the 1,972,000 shares of Common Stock of the Corporation owned by LFC and expects to have the sole power to direct the vote or disposition of the 140,000 shares of Common Stock of the Corporation which LFC has the right to acquire within the next sixty days.

            RBP has the sole power to direct the vote or disposition of the 125,000 shares of Common Stock of the Corporation owned by RBP.

            The 2,112,000 shares of Common Stock that LFC owns or has the right to acquire within sixty days of the date hereof, and as to which LFC has or would have the sole power to direct the vote or disposition, represent approximately 17.8% of that class of securities. The 125,000 shares of Common Stock that RBP owns, and as to which RBP has the sole power to direct the vote or disposition, represent approximately 1.1% of that class of securities. The 2,237,000 shares of Common Stock which LFC and RBP in the aggregate own or have the right to acquire within sixty days of the date hereof, and as to which LFC or RBP has or would have the sole power to direct the vote or disposition, represent approximately 18.9% of that class of securities. In each case, the calculation of the percentage of the class of Common Stock is based on the 11,708,881 shares of Common Stock reported as issued and outstanding in the Corporation's Quarterly Report for the quarter ended March 31, 1997.

            During the past sixty days, LFC and RBP have not engaged in any transactions in Common Stock except that on each of April 1 and May 1, 1997 LFC became entitled to receive 50,000 shares of Common Stock within sixty days pursuant to the Consulting Agreement.

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            The Corporation has issued and will issue shares of Common Stock to LFC in consideration for consulting services performed and to be performed by LFC pursuant to the Consulting Agreement. The Corporation has also sold Units to LFC and RBP pursuant to the Consulting Agreement. In the Consulting Agreement and in the certificates representing the Warrants, the Corporation grants to LFC and RBP certain rights to have shares of Common Stock registered under the Securities Act of 1933, as amended.

            Except for the Consulting Agreement and the Warrants, there are no contracts, arrangements, understandings or relationships between any of the persons named in Item 2 of the Schedule 13D and any other person with respect to any securities of the Corporation.


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 11, 1997

                            LIVIAKIS FINANCIAL COMMUNICATIONS, INC.


                            By:/s/ John M. Liviakis
                               -----------------------------------------
                               John M. Liviakis, President




                            /s/ Robert B. Prag
                            --------------------------------------------
                            Robert B. Prag